AVINO SILVER & GOLD MINES LTD.
#400, 455 Granville Street, Vancouver, BC, V6C 1T1
(604) 682-3701 (604) 682-3600

August 19, 2003

NEWS RELEASE

The Company is pleased to announce that a Private Placement announced June 3, 2003 for an aggregate 1,000,000 units at a price of $0.42 per unit was completed. The placement involved the issuance of 1,000,000 common shares of which 500,000 were issued as tax flow-through shares, and a non-transferable warrant entitling the investor to purchase an additional common share at a price of $0.52. The warrants are exercisable until August 14, 2005. The shares are subject to a hold period and may not be traded until December 14, 2003.

On Behalf of the Board;

“David Wolfin”
President & Director

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.